Exhibit 99.3

For Immediate Release: June 3, 2026

Attention: Business Editors

VERSABANK REPORTS STRONG SECOND QUARTER RESULTS: STRONG US SRP GROWTH DRIVES 27% YEAR-OVER-YEAR INCREASE IN REVENUE AND NET INTEREST INCOME, 45% YEAR-OVER-YEAR GROWTH IN ADJUSTED (CORE) NET INCOME

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our second quarter 2026 (“Q2 2026”) unaudited Interim Consolidated Financial Statements for the period ended April 30, 2026 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the second quarter ended April 30, 2026. All figures are in Canadian dollars unless otherwise stated.

NOTE REGARDING SECOND QUARTER FISCAL 2026 FINANCIAL RESULTS

VersaBank’s financial results for the second quarter of fiscal 2026 reflect non-core non-interest expenses in the amount of $6.7 million. The non-core non-interest expenses included $4.5 million related to the project costs associated with the Reorganization (see Reorganization note below). Subsequent to the end of the second quarter, the Bank publicly filed a Form S-4 registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Reorganization. The Reorganization is intended to enhance shareholder value, mitigate risk and reduce corporate costs over the long term. The Bank expects that the anticipated benefits of the Reorganization will exceed the associated investment however, these expected benefits are subject to various assumptions and uncertainties. As of the end of the second quarter of fiscal 2026, the Bank believes it has incurred the majority of the total costs associated with the Reorganization and expects the Reorganization to be completed in fiscal 2026.  Non-core non-interest expenses also included a $2.2 million write-down of an intangible asset related to the customer deposit base of the Bank’s sole physical branch, which received regulatory approval for sale in the second quarter, requiring the Bank to record the write-down in the same quarter. The branch was sold on May 1, 2026.

The Bank’s second quarter fiscal 2026 results also included $0.6 million in non-interest expenses specifically related to costs related to the commercialization of its Real Bank Tokenized Deposits™ (RBTD™s), which were not classified as non-core.

CONSOLIDATED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the six months ended
	April 30	January 31		April 30		April 30	April 30
(thousands of Canadian dollars, except per share amounts)	2026	2026	Change	2025	Change	2026	2025	Change
Financial results
Total revenue	$38,293	$36,514	5%	$30,139	27%	$74,807	$57,966	29%
Cost of funds*	3.09%	3.14%	(2%)	3.52%	(12%)	3.12%	3.69%	(15%)
Net interest margin*	2.33%	2.25%	4%	2.29%	2%	2.29%	2.19%	5%
Net interest margin on credit assets*	2.71%	2.64%	3%	2.59%	5%	2.65%	2.44%	9%
Return on average common equity*	5.64%	8.16%	(31%)	6.67%	(15%)	6.91%	7.25%	(5%)
Adjusted (Core) return on average common equity*	9.23%	8.95%	3%	6.67%	38%	9.07%	7.25%	25%
Net income	7,525	11,069	(32%)	8,529	(12%)	18,594	16,672	12%
Adjusted (Core) net income*	12,378	12,162	2%	8,529	45%	24,540	16,672	47%
Income per common share basic and diluted	0.23	0.35	(34%)	0.26	(12%)	0.58	0.54	7%
Adjusted (Core) income per common share basic and diluted*	0.39	0.38	3%	0.26	50%	0.77	0.54	43%
Balance sheet and capital ratios**
Total assets	$6,440,700	$6,146,010	5%	$5,047,133	28%	$6,440,700	$5,047,133	28%
Book value per common share*	17.15	16.93	1%	16.25	6%	17.15	16.25	6%
Common Equity Tier 1 (CET1) capital ratio	12.32%	12.82%	(4%)	14.28%	(14%)	12.32%	14.28%	(14%)
Total capital ratio	14.74%	15.47%	(5%)	17.34%	(15%)	14.74%	17.34%	(15%)
Leverage ratio	7.94%	8.17%	(3%)	9.61%	(17%)	7.94%	9.61%	(17%)
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2026 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

SEGMENTED FINANCIAL SUMMARY – QUARTERLY

(thousands of Canadian dollars)
for the three months ended	April 30, 2026
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,768	$7,911	$-	$-	$-	$35,679
Non-interest income	373	(15)	749	1,850	(343)	2,614
Total revenue	28,141	7,896	749	1,850	(343)	38,293

Provision for (recovery of) credit losses	495	(67)	-	-	-	428
	27,646	7,963	749	1,850	(343)	37,865

Non-interest expenses:
Salaries and benefits	7,343	2,070	172	1,617	-	11,202
General and administrative	13,824	515	42	362	(343)	14,400
Premises and equipment	947	353	54	530	-	1,884
	22,114	2,938	268	2,509	(343)	27,486

Income (loss) before income taxes	5,532	5,025	481	(659)	-	10,379

Income tax provision	1,438	1,437	130	(151)	-	2,854

Net income (loss)	$4,094	$3,588	$351	$(508)	$-	$7,525

Total assets	$5,213,682	$1,221,182	$10,688	$15,773	$(20,625)	$6,440,700

Total liabilities	$4,926,001	$961,343	$370	$28,344	$(27,596)	$5,888,462

for the three months ended	January 31, 2026
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,107	$6,774	$-	$-	$-	$33,881
Non-interest income	476	-	528	1,975	(346)	2,633
Total revenue	27,583	6,774	528	1,975	(346)	36,514

Provision for (recovery of) credit losses	681	19	-	-	-	700
	26,902	6,755	528	1,975	(346)	35,814

Non-interest expenses:
Salaries and benefits	6,663	1,733	206	1,781	-	10,383
General and administrative	7,378	799	30	506	(346)	8,367
Premises and equipment	925	275	48	548	-	1,796
	14,966	2,807	284	2,835	(346)	20,546

Income (loss) before income taxes	11,936	3,948	244	(860)	-	15,268

Income tax provision	3,222	1,142	65	(230)	-	4,199

Net income (loss)	$8,714	$2,806	$179	$(630)	$-	$11,069

Total assets	$5,134,288	$1,009,961	$10,535	$16,139	$(24,913)	$6,146,010

Total liabilities	$4,850,594	$754,775	$517	$28,263	$(31,215)	$5,602,934

for the three months ended	April 30, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$25,525	$2,507	$-	$-	$-	$28,032
Non-interest income	122	(18)	569	1,789	(355)	2,107
Total revenue	25,647	2,489	569	1,789	(355)	30,139

Provision for (recovery of) credit losses	954	(65)	-	-	-	889
	24,693	2,554	569	1,789	(355)	29,250

Non-interest expenses:
Salaries and benefits	5,836	1,464	253	1,602	-	9,155
General and administrative	5,267	800	343	665	(355)	6,720
Premises and equipment	947	104	123	467	-	1,641
	12,050	2,368	719	2,734	(355)	17,516

Income (loss) before income taxes	12,643	186	(150)	(945)	-	11,734

Income tax provision	3,443	53	2	(293)	-	3,205

Net income (loss)	$9,200	$133	$(152)	$(652)	$-	$8,529

Total assets	$4,761,444	$281,153	$11,086	$25,224	$(31,774)	$5,047,133

Total liabilities	$4,386,758	$144,517	$9,029	$19,708	$(41,185)	$4,518,827

NOTE REGARDING THE CHANGE IN NAME OF “RECEIVABLE PURCHASE PROGRAM” (“RPP”) TO “STRUCTURED RECEIVABLE PROGRAM” (“SRP”)

As part of its previously announced Reorganization (see note below), VersaBank has changed the name of its Receivable Purchase Program (“RPP”) to Structured Receivable Program (“SRP”). The underlying business model of the SRP has not changed in any way.

MANAGEMENT COMMENTARY

“The second quarter once again saw the Bank achieve new records for credit assets, revenue, net interest income and book value, driven by the continued momentum in the ramp up of our Structured Receivable Program portfolio in the United States, which saw 28% sequential growth, alongside better than expected growth in Canada, and continued strength in our net interest margin,” said David Taylor, Founder and President, VersaBank. “Year-over-year growth in adjusted (core) net income of 38% significantly outpaced very healthy credit asset growth of 25% as we increasingly benefit from the operating leverage inherent in our business model. Importantly, with each quarter we are seeing the increasing efficiency of our US operations as we progress towards our target of 20%.”

“Feedback from our US SRP partners continues to validate the attractiveness and value of our unique funding solution for point-of-sale financing companies and the continued strong pace of funding has us firmly on track to achieve our target of adding at least $1 billion in US SRP fundings in fiscal 2026. Again, this quarter, the vast majority of additional fundings in the U.S. were through our original, higher-spread SRP as demand continues to exceed our expectations.”

The planned launch of our game-changing AI-enabled, real-time funding capability within our SRP in the coming months will significantly expand the addressable market in both the United States and Canada. In Canada, we expect the launch of our Real-Time SRP to enable us to win additional financing business with our existing partners while enabling us to acquire new partners with more specialized financing needs that we were previously unable to address.”

“As our core Digital Banking operations continue to deliver strong growth and we increasingly benefit our operating leverage, we are now starting to monetize our Digital Asset opportunity based on our proven, proprietary VersaVault technology. We are generating incremental revenue from our Stablecoin Custody Services in Canada as our additional, multiple paths for commercialization come into focus and new, potential paths emerge through our discussions with leaders in the sectors. We have developed our technology and formulated commercial strategies in the context of the evolving regulatory environment and, as a national, federally licensed bank in both the United States and Canada with market-ready technology, we are uniquely positioned to capitalize.”

NOTE RE. REORGANIZATION (PREVIOUSLY REFERRED TO AS THE PROPOSED CORPORATE REALIGNMENT)

Subsequent to the end of the second quarter, the Bank publicly filed a Form S-4 registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Bank’s proposed plan to realign its corporate structure to a standard US bank framework (the “Reorganization”). Specifically, the Reorganization, among other things, will cause Versa Bancorp, a new Delaware corporation (the “Parent”) to become the holding company of VersaBank and VersaBank USA National Association.  The Registration Statement has been confidentially reviewed and remains subject to additional review by the SEC prior to being declared effective. As a result, the information contained therein is subject to change. Upon the Registration Statement being declared effective by the SEC, the Bank will be at liberty to convene a special meeting of shareholders at which it would seek approval of the Reorganization. In addition to the approval of shareholders, the completion of the Reorganization remains subject to various regulatory approvals, including approval by the Office of the Superintendent of Financial Institutions and Ministry of Finance in Canada and the Federal Reserve Board in the United States. VersaBank intends to proceed with the shareholder matters, expeditiously, and in tandem with the other regulatory processes.

KEY OPERATIONAL DEVELOPMENTS

●

The Bank continued to realize rapid expansion of its credit asset portfolio in the US through the successful ramp up of its SRP. Following the achievement of its first-year target for SRP credit assets and the signing of an agreement with its largest US SRP partner to date at the end of the Q4 2025, the Bank grew its total US SRP credit assets to US$604.9 million at the end of the second quarter of fiscal 2026 and is on pace to achieve its target for additional US SRP fundings in fiscal 2026 of US$1 billion;

●

The Bank commenced a pilot program with one of its major Structured Receivable Program partners, FinanceIt Canada Inc. ("FinanceIt"), for the Bank's new AI-enabled Real-Time Structured Receivable Program ("Real-Time SRP") (the "Pilot Program"). The Real-Time SRP is a breakthrough innovation in point-of-sale financing, providing the same reliable, economically attractive funding solution as the Bank's existing SRP, with the additional benefit of eliminating the need for SRP partners to warehouse multiple receivables over a period of time (typically from five to 30 or more days). The purpose of the Pilot Program is to demonstrate the functionality and operational integrity of the Real-Time SRP in a limited-scale, real-world scenario to refine the solution for full implementation by FinanceIt and simultaneous roll out to all VersaBank's current and prospective SRP partners in both Canada and the United States.

●

The Bank commenced a critical initiative to add foreign exchange functionality and other enhancements to its proprietary VersaView™ blockchain interface technology to support the commercialization of its RBTD™s. VersaView™ is the Bank's own highly secure RBTD™ Program Participant's user interface, enabling authorized RBTD™ partners and corporate customers (holders of RBTD™s) to view and transact with their RBTD™s stored in VersaVault®-managed wallets. The foreign exchange capability will be added to the integrated US and Canadian pilot programs for the Bank's RBTD™s that continue to steadily advance.

●

The Bank began receiving QCAD deposits under its previously announced custody services agreement with Stablecorp Digital Currencies Inc., a pioneering Canadian digital asset infrastructure company and servicer of the QCAD Digital Trust and whose investors include Coinbase, Circle, DeFi Technologies and FTP Ventures. QCAD is Canada's first regulatory compliant Canadian-dollar stablecoin.

●

The Bank entered into a definitive agreement for the sale of certain assets associated with its sole physical bank branch in Holdingford, Minnesota to Stearns Bank National Association. The sale was approved by the Office of the Comptroller of the Currency ("OCC") during the second quarter and the transaction closed on May 1, 2026 (see Subsequent event below).

HIGHLIGHTS FOR THE SECOND QUARTER OF FISCAL 2026

Consolidated (Canadian and US Digital Banking Operations, Digital Meteor and DRTC)

●

Total assets increased 28% year-over-year and 5% sequentially to a record $6.4 billion, with the increase driven primarily by growth of the Digital Banking operations’ credit asset portfolios, in particular, the Structured Receivable Program (“SRP”) portfolio, in both the US and Canada;

●

Consolidated total revenue increased 27% year-over-year and increased 5% sequentially to a record $38.3 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets, which were up 25% year-over-year and 6% sequentially;

●

Consolidated net income was $7.5 million compared with $8.5 million for the second quarter of last year and $11.1 million for the first quarter of fiscal 2026. Consolidated net income for the second quarter of fiscal 2026 was dampened by non-core non-interest expenses of $6.7 million, composed of $4.5 million related to the project costs associated with the Reorganization and a $2.2 million write-down of an intangible asset related to the sale of the Bank’s sole physical branch. Second quarter fiscal 2026 net income was also dampened by $0.6 million in non-interest expenses related to the commercialization of its Real Bank Tokenized Deposits™ (RBTD™s), which were not classified as non-core;

●

Consolidated adjusted net income was $12.4 million, an increase of 45% year-over-year and an increase of 2% sequentially. Consolidated adjusted income included $0.6 million in non-interest expenses related to the commercialization of its Real Bank Tokenized Deposits™ (RBTD™s), which were not classified as non-core;

●	Consolidated income per common share was $0.23 compared with $0.26 for the second quarter of last year and $0.35 for the first quarter of 2026;

●	Consolidated adjusted income per common share was $0.39 compared with $0.26 for the second quarter of 2025 and $0.39 for the first quarter of 2026; and,
●

As at April 30, 2026, the Bank had purchased and cancelled 573,251 common shares under its Normal Course Issuer Bid (NCIB), under which the Bank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float (as of April 28, 2026).

Digital Banking (Combined Canada and US)

●

Total Digital Banking operations (combined Canada and US) credit assets increased 25% year-over-year and 6% sequentially to a record $5.68 billion, driven primarily by strong growth in each of the US and Canadian SRP portfolios, which, combined, increased 32% year-over-year and 7% sequentially;

●

Total Digital Banking operations revenue increased 28% year-over-year and 5% sequentially to a record $36.0 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets;

●

Total Digital Banking operations net interest margin on credit assets increased 12 bps, or 5%, year-over-year, and increased 7 bps sequentially, to 2.71%. The year-over-year increase was primarily due to the lower cost of funds, attributable to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed in the early part of fiscal 2025 and which is no longer inverted. The sequential decrease reflects the planned transition of some higher yielding, higher regulatory risk-weighted Multi-Family Residential Loans (“MROL”) to lower yielding, lower regulatory risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital and the continued growth in the SRP portfolio, which is also composed of lower risk-weighted, lower yielding assets, offset partially by lower cost of funds;

●

Total Digital Banking operations overall net interest margin increased 4 bps, or 2%, year-over-year and increased 8 bps, or 4%, sequentially to 2.33%. The Bank’s net interest margin remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations provision for credit losses as a percentage of average credit assets remained negligible at 0.03%, compared with a 12-quarter average of 0.04%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) banks;

●

Total Digital Banking operations net income was $7.7 million compared with $9.3 million for the second quarter of last year and $11.5 million for the first quarter of 2026. Net income for the second quarter of fiscal 2026 included $7.3 million (before tax) of non-interest expenses primarily related to the Reorganization, compared to the sequential quarter of $1.7 million, which also had one-time tax expense adjustments; and,

●	Total Digital Banking operations income per common share was $0.23 compared with $0.26 for the second quarter of last year and $0.36 for the first quarter of 2026.

Digital Banking Canada

Note:  The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

●

Canadian Digital Banking operations net income was $4.1 million compared with $9.2 million for the second quarter of last year and $8.7 million for the first quarter of 2026 and was dampened by non-core non-interest expenses of $6.7 million, composed of $4.5 million related to the project costs associated with the Reorganization and a $2.2 million write-down of an intangible asset related to the sale of the Bank’s sole physical branch. Second quarter fiscal 2026 net income was also dampened by $0.6 million in non-interest expenses related to the commercialization of its Real Bank Tokenized Deposits™ (RBTD™s), which were not classified as non-core; and,

●	Canadian Digital Banking operations net income per common share was $0.13 compared with $0.28 for the second quarter of last year and $0.28 for the first quarter of 2026.

Digital Banking US

●

US Digital Banking operations net income was $3.6 million compared with $133,000 for the second quarter of last year and $2.8 million for the first quarter of 2026. The sequential increase was primarily attributable to the strong growth in the SRP portfolio. US Digital Banking operations include expenses that are being incurred ahead of asset growth and revenue generated by the ramp up of the US SRP portfolio.

Digital Meteor

●

Digital Meteor’s net income was $351,000 compared with net loss of $152,000 for the second quarter of last year and a net income of $179,000 for the first quarter of 2026. The trend in earnings was primarily due to higher revenue driven by higher client engagements in the current period.

DRTC’s Cybersecurity Services Operations

●

DRTC’s net loss was $508,000 compared with a net loss of $652,000 for the second quarter of last year and a net loss of $630,000 for the first quarter of 2026. The decreased loss was primarily due to the increase in new cybersecurity offerings and higher client engagements.

FINANCIAL SUMMARY

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Results of operations
Interest income	$83,060	$70,976	$164,276	$144,222
Net interest income	35,679	28,032	69,560	53,756
Non-interest income	2,614	2,107	5,247	4,210
Total revenue	38,293	30,139	74,807	57,966
Provision for credit losses	428	889	1,128	1,913
Non-interest expenses	27,486	17,516	48,032	33,215
Digital Banking	25,052	14,418	42,825	27,196
DRTC	2,509	2,734	5,344	5,700
Digital Meteor	268	719	552	1,028
Net income	7,525	8,529	18,594	16,672
Adjusted (Core) net income*	12,378	8,529	24,540	16,672
Income per common share:
Basic	$0.23	$0.26	$0.58	$0.54
Diluted	$0.23	$0.26	$0.58	$0.54
Adjusted (Core) income per common share basic and diluted*	$0.39	$0.26	$0.77	$0.54
Dividends paid on common shares	$802	$813	$1,601	$1,626
Yield*	5.42%	5.81%	5.41%	5.88%
Cost of funds*	3.09%	3.52%	3.12%	3.69%
Net interest margin*	2.33%	2.29%	2.29%	2.19%
Net interest margin on credit assets*	2.71%	2.59%	2.65%	2.44%
Return on average common equity*	5.64%	6.67%	6.91%	7.25%
Adjusted (Core) return on average common equity*	9.23%	6.67%	9.07%	7.25%
Book value per common share*	$17.15	$16.25	$17.15	$16.25
Efficiency ratio*	72%	58%	64%	57%
Adjusted (Core) efficiency ratio*	54%	58%	53%	57%
Return on average total assets*	0.49%	0.70%	0.61%	0.68%
Provision for (recovery of) credit losses as a % of average credit assets*	0.03%	0.08%	0.04%	0.09%
	as at
Balance Sheet Summary
Cash	$568,161	$340,186	$568,161	$340,186
Securities	106,277	104,807	106,277	104,807
Credit assets, net of allowance for credit losses	5,675,879	4,523,812	5,675,879	4,523,812
Average credit assets	5,504,579	4,435,280	5,371,129	4,379,964
Total assets	6,440,700	5,047,133	6,440,700	5,047,133
Deposits	5,520,909	4,205,185	5,520,909	4,205,185
Subordinated notes payable	100,688	101,844	100,688	101,844
Shareholders' equity	552,238	528,306	552,238	528,306
Capital ratios**
Risk-weighted assets	$4,285,370	$3,551,398	$4,285,370	$3,551,398
Common Equity Tier 1 capital	527,758	507,222	527,758	507,222
Total regulatory capital	631,623	615,770	631,623	615,770
Common Equity Tier 1 (CET1) ratio	12.32%	14.28%	12.32%	14.28%
Tier 1 capital ratio	12.32%	14.28%	12.32%	14.28%
Total capital ratio	14.74%	17.34%	14.74%	17.34%
Leverage ratio	7.94%	9.61%	7.94%	9.61%
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2026 Management’s Discussion and Analysis.
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three & six months ended April 30, 2026, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Conference Call

VersaBank will host a conference call and webcast today, Wednesday, June 3, 2026, at 9:00 a.m. (ET) to discuss its second quarter results, featuring a presentation by David Taylor, President & CEO and Nicolas Ospina, Global CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/43oWAgd to receive an instant automated call back. Alternatively, you may also dial direct and be entered into the call by an Operator at: 1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/qA4bp4xpOXg or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/qA4bp4xpOXg and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until June 7, 2026 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 49445#

About VersaBank

VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, DBG Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized Deposits™).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the Reorganization; the expected realization of additional shareholder value, the simplification of the regulatory structure and the reduction of costs as a result of the Reorganization; the key elements of the Reorganization; the ability to obtain inclusion on stock indices, including the Russell 2000; the ability to continue to grow the US Structured Receivable Program; the ability to expand our net interest margin; and the ability to continue to grow the CMHC residential construction loan program. Forward-looking statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes.

For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2025. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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